VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005
JOHN S. MARTEN 312-609-7753 jmarten@vedderprice.com	CHICAGO • NEWYORK CITY • WASHINGTON. D.C.

April 30, 2010

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)

Registration Nos. 333-17463 and 811-5344

Dear Ms. Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on March 26, 2010, regarding: (1) the Registrant’s Post-Effective Amendment No. 67 to its Registration Statement on Form N-1A filed on February 12, 2010, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Mid Cap Value Fund; and (2) the Registrant’s Post-Effective Amendment No. 68 to its Registration Statement on Form N-1A filed on March 2, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of updating the prospectuses and statement of additional information for the existing series of the Trust and adding Class N shares to a series of the Trust, the William Blair Emerging Leaders Growth Fund. This letter also responds to our additional discussion via telephone conference on April 29, 2010.

Global Comments Applicable to All Prospectuses

Front and Back Prospectus Covers

1. Comment: Remove the following language from the front cover of each prospectus because Form N-1A does not require that it be included:

This prospectus contains important information about the Fund, including its investment objective. For your benefit and protection, please read it before you invest and keep it for future reference. This prospectus relates only to the Class N Shares of the Fund.

April 30, 2010

Response: The requested change has been made.

2. Comment: On the back cover of each prospectus, change the zip code for the SEC from 20549-0102 to 20549-1520.

Response: The requested change has been made.

Summary Section

3. Comment: For each Fund showing an expense waiver in the Annual Fund Operating Expense table, change the caption of the line item showing gross total expenses from “Total Annual Fund Operating Expenses Without Fee Waiver and/or Expense Reimbursement” to “Total Annual Fund Operating Expenses.”

Response: The requested change has been made.

4. Comment: In each Fund’s summary, consider renaming the “Main Investment Strategies” and “Main Risks of Investing” sections as “Principal Investment Strategies” and “Principal Risks of Investing”

Response: The requested change has been made.

5. Comment: For each Fund that defines its target market capitalization based on a market index, provide the market capitalization range of the market index as of a recent date (e.g., for Mid Cap Value Fund provide the market capitalization range of the Russell Midcap Value Index as of a recent date).

Response: The requested change has been made.

6. Comment: In the response letter, provide a global response that the Advisor believes that the index used by each applicable Fund to define market capitalization is an appropriate index. Refer to (and provide one sample of) the disclosure already included in the prospectuses as to the appropriateness of each index.

Response: The Advisor has confirmed that it believes each index used to define market capitalization for a Fund is an appropriate index. Each Fund that defines its market capitalization range by reference to an index has previously included and will continue to include a statement regarding the reference index. For example, with regards to the Large Cap Growth Fund on p.6 of the Class N prospectus, the Fund’s disclosure states:

The Russell 1000 Index is a widely recognized, unmanaged index that measures the performance of the 1,000 largest companies in the Russell 3000 Index. The companies in the Russell 1000 Index are considered representative of large cap companies.

April 30, 2010

7. Comment: For each Fund’s “Main Risks of Investing” section in the summary, consider using bullet points to make the disclosure more “reader friendly.”

Response: After consulting with the Advisor regarding the Staff’s comment, the Funds determined that their risk disclosure in the current narrative form is appropriate.

8. Comment: In the “Average Annual Total Returns” section for each Fund, remove the first sentence following the heading “Average Annual Total Returns” and add “(For the periods ended December 31, 2009).”

Response: The requested change has been made.

9. Comment: In the “Average Annual Total Returns” section for each Fund, remove the name of the Fund in the table.

Response: The requested change has been made.

10. Comment: In the “Average Annual Total Returns” section for each Fund, remove the footnotes describing each index included in the table; however, if the Fund includes an index other than the required broad-based index provide a description of the additional index in the narrative disclosure to the table.

Response: The requested change has been made.

11. Comment: In the “Average Annual Total Returns” section, for each Fund that does not have 10 years of performance, move the footnote disclosing the inception date for the Fund to a parenthetical following the table heading “Life of the Fund.”

Response: The requested change has been made.

12. Comment: For the MSCI IMI Indexes confirm that “(net)” is part of the Index name.

Response: The Advisor confirms that “(net)” is part of the name of each applicable MSCI IMI Index.

13. Comment: In the “Portfolio Manager” section of each Fund’s summary, delete the length of time served with the Advisor for each portfolio manager.

Response: The requested change has been made.

April 30, 2010

14. Comment: In the “Tax Information” section of each Fund’s summary, state that the Fund intends to make distributions that may be taxed as ordinary income or capital gains. For investments through tax-deferred accounts state that such investments may be subject to taxes after the investor exits the tax-deferred account.

Response: The requested change has been made.

Additional Information Regarding Investment Strategies and Risks Section

15. Comment: In the “Additional Investment Strategies” section of each prospectus, restate each Fund’s investment objective.

Response: The requested change has been made.

16. Comment: In the “Additional Investment Strategies” section of each prospectus, if the investment strategy or technique described is a principal strategy include it in the summary section or if it is not a principal investment strategy move it into the SAI.

Response: The requested change has been made.

17. Comment: Confirm whether or not a description of the policies and procedures with respect to the disclosure of each Fund’s portfolio securities is available on the Trust’s website. If it is, include an appropriate statement in the “Portfolio Holdings” section of each prospectus.

Response: The Trust’s website does not include a description of the policies and procedures with respect to the disclosure of each Fund’s portfolio securities.

18. Comment: Consider re-titling the “Investment Risks” section in each prospectus to “Principal Investment Risks.”

Response: The requested change has been made.

19. Comment: In the “Investment Risks” section of each prospectus, confirm that any investment type, strategy or technique covered by a risk is disclosed in the summary section.

Response: The Funds confirm that any investment type, strategy or technique covered by a risk described in the “Investment Risks” section is disclosed in the summary section.

April 30, 2010

Your Account Section

20. Comment: In the “Short-Term and Excessive Trading” section of each prospectus, more clearly describe how the Trust or Fund discourages short-term or excessive trading.

Response: The Funds believe that the disclosure in the “Short-Term and Excessive Trading” section of each prospectus appropriately addresses the Trust’s policies and procedures for limiting and deterring short-term and excessive trading. Therefore, no changes have been made to the “Short-Term and Excessive Trading” section. The disclosure in the “Short-Term and Excessive Trading” section currently states that the Funds reserve the right to reject or restrict excessive, short-term or other abusive trading practices. To deter short-term and excessive trading, the each applicable prospectus indicates that the William Blair domestic equity funds impose a 1.00% redemption fee on Class N and Class I shares redeemed (or exchanged) within 60 days of purchase and the William Blair international funds impose a 2.00% redemption fee on Class N and Class I shares redeemed (or exchanged) within 60 days of purchase. Further, the prospectuses also disclose that the Funds attempt to detect and deter short-term and excessive trading in omnibus accounts maintained by broker-dealers, investment advisers or other financial intermediaries. For omnibus accounts, the Funds disclose that they have entered into agreements through which the Funds may request transaction information from intermediaries at any time to determine whether there has been short-term trading by the intermediaries’ customers. The Funds also disclose that they will request that the intermediary provide individual account level detail (or participant level detail in the case of retirement plans) to the Funds as it requests and that if short-term trading is detected at the individual account or participant level, the Funds will request that the intermediary a) continue to monitor the individual or participant, b) issue the individual or participant a warning, or c) ban the individual or participant from making further purchases of that Fund.

21. Comment: In the “Your Account” section of the Institutional Class Prospectus describe the main features of Institutional Class shares per Item 12(c)(1) of Form N-1A.

Response: The requested change has been made.

Specific Fund Comments

Mid Cap Value Fund

22. Comment: Include the Fund’s ticker symbols on the front cover of each share class’ prospectus.

Response: The requested change has been made.

April 30, 2010

Global Growth Fund

23. Comment: In the “Main Investment Strategies” section for the Fund, include additional disclosure describing the Fund’s policy for insuring appropriate investment outside of the U.S.

Response: The requested change has been made.

Emerging Leaders Growth Fund Class N and Low Duration Fund

24. Comment: In the Annual Fund Operating Expenses table move “includes a shareholder administration fee” out of the footnote and into a parenthetical following the “Other Expenses” line item in the table.

Response: The requested change has been made.

Bond Fund, Income Fund and Low Duration Fund

25. Comment: In the “Main Risks of Investing” section in the summary, there is disclosure stating that “the Fund may invest in Rule 144A securities.” Is investing in Rule 144A securities a principal investment strategy of the Fund? If so, disclose this in the “Main Investment Strategies” section.

Response: The requested change has been made.

Bond Fund

26. Comment: In the “Main Investment Strategies” section in the summary, disclose the average duration of the Barclays Capital U.S. Aggregate Index as of a recent date.

Response: The requested change has been made.

Low Duration Fund

27. Comment: In the statement of Investment Objective, define total return.

Response: The requested change has been made.

Ready Reserves Fund

28. Comment: In the Annual Fund Operating Expenses table move the “Service Fee” line item to a parenthetical or sub-caption of the “Other Expenses” line item.

Response: The requested change has been made.

April 30, 2010

29. Comment: Remove the footnote to the Annual Fund Operating Expenses table regarding the Service Agreement.

Response: The requested change has been made.

30. Comment: Provide a statement explaining the reasons for Class N shares of the Ready Reserves Fund being included in the Class I shares prospectus and also having a separate Ready Reserves Fund Class I shares prospectus.

Response: Currently, Class I shares of the Ready Reserves Fund (the “Fund”) are not actively marketed. However, the registration statement for Class I shares of the Fund is kept current to allow the flexibility to actively market Class I shares in the future. Class I shareholders of the other William Blair Funds that would like to invest in the Fund may make new purchases of or exchange into Class N shares of the Fund. In order to ease the costs and administrative burdens of having to deliver a separate prospectus for Class N shares of the Fund to Class I shareholders seeking to purchase or exchange into such shares and to also maintain the registration of Class I shares of the Fund, Class N shares of the Fund are included in the full Class I shares prospectus for the William Blair Funds and a separate prospectus for Class I shares of the Fund is maintained.

Comment on Statement of Additional Information

31. Comment: Include disclosure in the SAI that complies with the new Board governance disclosure rules.

Response: Disclosure complying with the new Board governance disclosure rules is included in the SAI.

Comment from Follow-Up Conversation on April 29, 2010

32. Comment: With respect to the Global Growth Fund, the Staff on March 26, 2010 provided the comment that: “In the ‘Main Investment Strategies’ section for the Fund, include additional disclosure describing the Fund’s policy for insuring appropriate investment outside of the U.S.” (See Comment #23 above.) In the April 29, 2010 follow-up conversation, the Staff noted that the Global Growth Fund proposed to add disclosure that “under normal market conditions at least 35% of the Fund’s assets will be invested in companies located outside of the United States. The Staff stated that its position regarding “global” funds is that a “global” fund should invest at least 40% of its assets outside of the United States under normal market conditions.

Response: The Global Growth Fund’s currently effective prospectus states, “The Fund’s investments are normally allocated among at least six different countries and no more than 65% of the Fund’s equity holdings may be invested in securities of issuers in one country at any given time.” After discussion with the Advisor, Fund management determined not to change the Global Growth Fund’s current policy for ensuring appropriate investment outside of the U.S.

Section 35(d) of the Investment Company Act of 1940 prohibits a fund from using a name that the Commission finds by rule to be materially deceptive or misleading. The Commission adopted Rule 35d-1 to address materially deceptive or misleading names. In the release adopting Rule 35d-1 (Release No. IC-24828), the Commission stated, “The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (See footnote 42.) Neither the adopting release for Rule 35d-1 nor any other publicly available written Staff interpretation indicates that a “global” fund should invest at least 40% of its assets outside of the United States; rather the adopting release and written Staff interpretations (see Frequently Asked Questions about Rule 35d-1 (Investment Company Names)) focus on country diversification. Fund management believes that the Global Growth Fund’s policy of investing in at least six different countries with no more than 65% of the Fund’s equity holdings invested in any one country and at least 35% of the Fund’s assets invested in companies located outside the United States is consistent with the Commission’s and the Staff’s written positions that a “global” fund’s investments should be diversified among a number of different countries throughout the world.

Fund management does note the language from the adopting release for Rule 35d-1 stating that “the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments, or the risks of those investments.” Fund management believes that the Global Growth Fund’s policy for country diversification is consistent with a reasonable investor’s expectations of a “global” fund’s investments and risks, and Fund management does not understand why a policy to invest at least 40% of assets outside of the United States is more preferable than the Global Growth Fund’s policy of investing in at least six countries with no more than 65% in any one country.

Therefore, disclosure will be added to the prospectus in response to the Staff’s March 26, 2010 comment as follows: “The Fund’s investments are normally allocated among at least six different countries and no more than 65% of the Fund’s equity holdings may be invested in securities of issuers in any one country at any given time. Under normal market conditions at least 35% of the Fund’s assets will be invested in companies located outside the United States.” The registrant respectfully declines to change the Fund’s policy as requested in the April 29, 2010 follow-up conversation.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten
John S. Marten

April 30, 2010

cc:	Richard W. Smirl (William Blair & Company L.L.C.)

Andrew T. Pfau (William Blair & Company L.L.C.)

Colette M. Garavalia (William Blair & Company L.L.C.)

Maureen A. Miller (Vedder Price P.C.)